UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report May 24, 2019

Commission File No. 024-10865

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38977 Sky Canyon Drive – Suite 101

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

The Company is amending its original report dated January 16, 2019 to note that the Company did not have going concern.

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Item 4. Changes in Issuer’s Certifying Accountant

(a) Dismissal of Independent Accounting Firm

On January 9, 2019, the Manager determined that it is in the best interests of the Company, to dismiss the Company’s former independent accounting firm, EisnerAmper, LLP (“EisnerAmper”) and appoint Kaufman Rossin, P.A. (“KR”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2018.

EisnerAmper’s audit report on the Company’s financial statements for the period ended May 31, 2018 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the period ended May 31, 2018 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and EisnerAmper on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to EisnerAmper’s satisfaction, would have caused EISNERAMPER to make reference to the matter in their report. During the period ended May 31, 2018 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) except to communicate material weaknesses to management.

The Company has provided EisnerAmper with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) indicating whether EisnerAmper agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of EisnerAmper’s letter, dated January 16, 2019, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On January 9, 2019, the Manager approved and engaged KR as the Company’s new independent accounting firm. During the fiscal year December 31, 2018 and through the subsequent date of engaging KR, neither the Company nor anyone acting on its behalf has consulted with KR regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that KR concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

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EXHIBIT INDEX

Exhibit No.	Exhibit Title

9.1	Letter from EisnerAmper, LLP dated January 16, 2019 *

*Previously filed on January 16, 2019

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SIGNATURE

Cardone Equity Fund V, LLC

Date: May 24, 2019	By:	/s/ Grant Cardone
Grant Cardone, Manager of Cardone Capital, LLC
Manager

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